SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom 3Q 2005 figures.

October 27 th , 2005 France Telecom 3Q 2005 figures

Disclaimer
This
presentation contains forward-looking statements relating to France Telecom’s objectives, in particular for 2005. Although France Telecom believes its objectives are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and should not be regarded as a representation that anticipated events will occur or that stated objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the objectives mentioned in these forward-looking statements include the success of the FT 2005 plan, including the TOP LINE and TOP programmes, the NExt programme and France Telecom’s other strategic initiatives based on the integrated operator model as well as other financial and operating initiatives, changes in the competitive environment and the telecom market regulatory environment, and risks and uncertainties attendant upon exchange rate fluctuations, technological trends, business activity and international operations. The forward-looking statements contained in this presentation speak only as of the date of this presentation and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
All information relating to France Telecom’s 3Q 2005 revenues and key operational indicators, including historical information, is presented in accordance with International Financial Reporting Standards
(IFRS) and is subject to additional specific risks and uncertainties relating to the possibility of changes in IFRS standards prior to December 31, 2005.
More detailed information on the potential risks that could affect France Telecom ’s financial results is found in the Document de Référence
filed with the AMF and Form 20-F filed with the U.S. Securities and Exchange Commission.

3 1 2 3 Agenda Key messages: France Telecom to date Revenues TOP 3Q 2005 figures Conclusion

Confident
to deliver
NExT
Our key messages
Operations
Positive trends on major KPIs
3Q revenue growth below our objectives
Full year pro forma revenue growth close to 3%
Gross Operating Margin on track
Strategy &
Footprint
Following the acquisition of Amena
Overall footprint completed in Western Europe
Possible selective acquisition in fast growing
emerging markets
Leverage integrated model on all our footprint
Use of cash
Deleveraging target on track
Dividend policy enforced
Share buy-back under review
Stringent policy for issuing shares going forward
No need for
major moves
in Europe to
deploy NExt
Toward
enhanced
shareholder
remuneration

Home France:
strong acceleration of Livebox deployment
Over 1 million Livebox beginning of october,
1.5 million targeted for year end
194
211
363
182
990
40
234
627
416
3Q04 4Q04 1Q05 2Q05 3Q05
Livebox net adds Livebox
Operations

Home France:
increase of retail broadband market share
32%
39%
35%
41,7%
43,7%
49%
48,1%
56,3%
52,1%
47,6%
46,9%
46,8%
46,5%
47,2%
47,8%
49,6%
4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05
Net adds MS Market Share
Strong success of the new Broadband Multimedia offers
Operations

Number of broadband customers (m)
Spain-UK-Netherlands-Poland
Home: continuous success of broadband
roll-out outside France
Acceleration of revenue growth
1.6
2.9
3Q04 3Q05
2.9 million broadband customers, of
which 2.6 million ADSL (+90% yoy)
134k Livebox
67k VoIP customers
Acceleration of LLU in all countries
(555 MDF at the end of September)
Operations

Total subscribers (m)
Personal: 70 million customers at the end
of September (excluding Amena)
70 million mobile customers,
up by 17% yoy
One of the main growth engines of the group
643 000 mobile Broadband
customers in Europe
59.9
70.0
3Q04 3Q05
Around 10 million customers
of Amena to be added
Operations

Orange UK pro-forma revenue growth
Orange UK
Product portfolio renewed with new
PAYG tariffs launched in August &
September
Cut in CTR impact to disappear in 4Q 2005
-0.3%
0.2%
-2.4%
1Q05/1Q04 2Q05/2Q04 3Q05/3Q04
Brand refresh underway
First converged offers launched
Operations

Impact of business model transformation
Business Everywhere end-users (000)
Enterprise:
success confirmed for Business Everywhere
Development of IP services:
+ 60% in IP-VPN access
(end of period)
Towards IT and Telecom
convergence: + 10% in Services
revenues (9m 05 vs 9m 04)
Operations
308
322
340
364
375
Sept. 04 Dec. 04 March 05 June 05 Sept. 05

39.4%
38.8%
39.2%
50.9%
50.2%
51.4%
9m04 9m04PF 9m05
Operating margins: Opex under control
Group gross operating margin before commercial expenses*
Group gross operating margin*
* See glossary
+0.6 pt of Gross operating margin; +1.2  pt of Gross operating margin rate before commercial expenses on a pro forma basis
Operations

Key figures
Gross Operating Margin*
As a % of revenues
Actual
3Q04
4.762
40.3%
3Q05
39.6%
Euros in billions
Proforma
% chg
G.O.M. rate before
commercial expenses 52.0% 51.5%
Revenues
11.818
Actual
%
change
Investing in customer base to support future growth
* See glossary
Pro-forma
3Q04
39.9%
51.5%
12.070 12.264 +3.8% +1.6%
4.819 4.862 +2.1% +0.9%
Capex
1.173 1.196 1.403 +19.6% +17.3%
As a % of revenues
9.9% 11.4% 9.9%
9 months
Proforma
% chg
+2.0%
+3.6%
+25.1%
Operations

Full year 2005 objectives
Operations
Pro-forma growth
between + 3% & + 5%
Upper range of 10-12%
Below 2.5
Revenues
GOM
Capex
to Sales
Net Debt /
GOM
Over    18.5 Bn
Close to 3% full year pf
increase
Stronger Q4 expected
Confirmed
Confirmed
Confirmed
High revenue growth rate expected in Q4, but very challenging revenue objectives
Strong confidence on GOM target
Initially announced

Strategy
&
footprint
France
Mobile: 21.7 millions
Fixed: 33.6 millions
Internet: 5.6 millions
Spain*
Mobile: 9.7 millions
Fixed: 0.6 million
Internet: 1.3 million
United Kingdom
Mobile: 14.5 millions
Internet: 2.1 millions
Poland
Mobile: 9.1 millions
Fixed: 11.2 millions
Internet: 1.6 million
Number of customers at the end of September
Overall European footprint achieved
Scale & Scope achieved to implement
NExT strategy
Mobile
Fixed
Internet
* Including Amena (figures at the end of June 05)

Family Talk
En famille,
communiquez
sans limite
entre mobiles
et fixe !
29 €

broadband
terms apply
Up to 8 Meg
for just £9.99
wanadoo
find out more

Focus on preparing NExT:
converged offers
Family Talk
Around 6,000 offers sold 18,000 customers
taking advantage on unlimited call between fixed
& mobile
Business Talk
Darty and SFCI Société Française de Construction Immobilière)
as first reference
Business Everywhere
Multimedia extension launched in October
Business Everywhere offer available in Poland
Orange/Wanadoo UK home broadband offer
2Meg broadband package for under £10 for Orange
customers
Strategy
&
footprint

Focus on preparing
NExT: content
Close to 142k subscribers* at the end of
September (+106% in 9 months)
8.5 million addressable households at the
end of September
Continuous success of multiplay offers
Introducing PVR for high-end set up boxes
Concretization of the strategic partnership
with Warner : “ Madonna Everywhere”
142
116
101
69
Dec 2004 March 2005 June 2005 September
2005
Simplified and more customer
friendly VOD portal
Films available during 24 hours since
October 25th
*
Billled customers
Strategy
&
footprint
MaLigne TV
VOD Music

A use of cash policy focused
on all stakeholders
All stakeholders to benefit from NExT
Objective maintained : Debt / GOM ratio
below 2 before end 2008
Proposed 2005 dividend at EUR1 per share
2006-2008 dividend per share evolution to
take into account organic FCF growth &
sector benchmark
Share buyback under review
Stringent policy for issuing shares
Enhance growth profile
FCF per share is the main criteria
Consistent with debt targets
No negative impact on dividend policy
Selected
growth
opportunities
Shareholders
remuneration
Deleveraging
Reduce net
debt at a
reasonable
pace from
now
Enhance
shareholders
remuneration
Consistent
with NExT
strategy
Use
of
cash

18 Agenda 1 2 3 Key messages: France Telecom to date Revenues TOP 3Q 2005 figures Conclusion

3Q 05 Group Consolidated Revenues by segment
12,264m / + 3.8% actual / + 1.6% pro-forma
5,937
5,563
5,610
5,713
1,879
2,029
293
287
-1,454
-1,521
3Q04 PF 3Q05
12,070
12,264
eliminations
Directories +2.1%
Enterprise -7.4%
Home -1.8%
Personal +6.7%
%PF
3Q
+6.6%
-5.7%
-1.6%
+6.9%
%PF
9M
Higher growth expected in Q4
Euros millions
Total +1.6% +2.0%
+5.7%
- 7.4%
-0.2%
+10.1%
%3Q
actual
+3.8%

3Q05 Personal Revenues: ROW confirmed as
a strong growth driver
France
UK
Poland
ROW
Sustained growth of customer base
and pro-forma revenues
Back to positive pro-forma revenue
growth
Substantial growth of mobile customer
base
Strong momentum confirmed
+233K net adds
+5.1% in pf
revenues yoy
+0.2% pf yoy
+39%
subscribers yoy
+13.1% in pf
revenues yoy
+ 15.4% pf
revenues yoy

Personal France:
2,503m / + 15.5% actual / +5.1% pro-forma / + 6.5 % excluding CTR*
Call Termination Rate
** See glossary
*** 3G+ EDGE
**** not included in subscribers figures
ARPU** (Euros)
Mobile Broadband Customers*** (000)
+1.2%
233k net adds in 3Q 05, ahead of 3Q 04 (207k) - 100k M6 Mobile customers
Continued focus on high value customers: 287k contract net adds in  3Q 05
Total ARPU up 1.2% yoy at 429   in 3Q 05, underlying growth of 2.1%
pre CTR
Confirmation of mobile broadband*** success with 424k customers at the end of September
88k MVNO’s customers****
Sustained level of contract churn at 11.2% in 3Q 05
424 429
592 585
183 184
3Q04 3Q05
Contract Prepay
Strong customer base & revenue growth
9
52
182
424
4Q04 1Q05 2Q05 3Q05

Personal UK:
1,492m / -1.5% actual / +0.2% pro-forma / + 4.5% excluding CTR*
* Call Termination rate - **See glossary,  *** Extras are packages of voice, text or data which offer customers extra value
Underlying Blended ARPU growth of 1.2% yoy pre cut in CTR*
Major PAYG tariff refresh in August & September, with benefits expected in the coming months
•
New simple core tariffs
•
14 new “extras”*** bundles
•
New Bonus top up – get up to 50% credit back
Contract churn: 23.6%
Strong performance of non voice revenues
Non Voice Revenues
(% of network revenues)
-4.7%
276
263
563 582
111
126
3Q04 3Q05
Contract Prepay
ARPU** (£)
Back to positive pro forma revenues growth
19.1%
19.4%
17.2%
16.9%
17.2%
18.8%
19.3%
1Q 04 2Q 04 3Q 04 4Q 04 1Q 05 2Q 05 3Q 05

Customer base*
Personal Poland:
415m / +25.1% actual / +13.1% pro-forma
* See glossary
K customers
+39%
9,134 6,594
Penetration rate & market share
55.2%
60.3%
64.3%
68.2%
71.4%
31.2%
32.2%
32.6%
33.1%
33.5%
3Q04 4Q04 1Q05 2Q05 3Q05
penetration market share
Increase of Polish mobile market: 71.4% penetration rate at the end of
September
Substantial increase of customer base (+39% yoy) at 9.1 million customers, already above Full Year guidance of over 9 million customers
Ongoing progression of overall market share to 33.5%
43.2% overall net adds market share in 3Q05
Rebranding under Orange fully completed
FY customer base guidance already achieved (>9m)
46%
42%
58%
54%
3Q04 3Q05
Contract Prepay

Personal ROW:
1,582m / +10.9% actual / +15.4% pro-forma
* See glossary
Strong growth of Personal RoW revenues (+15.4% yoy pf)
Continued dynamic growth of Romania revenues (+37.5% pf)
24.7m RoW mobile customers (+32% yoy pro-forma)
Reinforced position in Dominica and Slovakia through the minorities buy-out
Revenues*
169
343
128
369
149
212
233
368
144
443
164
229
Romania Belgium Slovakia Africa / Others Netherlands Switzerland
3Q 04PF 3Q 05
Euro millions
+20.1%
+37.5%
+7.2%
+12.7%
+8.1%
+10.5%
Double Digit revenue growth

3Q05 Home Revenues: broadband confirmed
as the main driver for Home future growth
France
Poland
ROW
Strongest ADSL retail market share
of net adds since 2003
1 million Livebox (beginning of
October 2005)
Ongoing strong increase in ADSL
customer base (+116% yoy)
Strong success of ADSL in Europe
(1.7 million customers)
Outside Europe, almost 900K Fixed
customer base
56.3%
ADSL Net adds
Market share
Almost
1 million ADSL
customers
+78%
DSL customer
growth yoy

Euros millions
Home France
4,398m/ -2.2% actual / -1.6% pro-forma
629
617
2,415
2,453
1,366
1,386
3Q04 PF 3Q05
4,469
Other Services -2.0%
Carrier Services
-1.5%
Consumer Serv. -1.5%
% PF
3Q
4,398
% PF
9m
-0.8%
-1.3%
-1.4%
Livebox success & unlimited offers support Fixed-line trends
Total -1.6% -1.3%
-1.6%
-1.2%
-3.0%
% 3Q
actual
-2.2%

Home France: Consumer Services ARPU *
Euro
12.1 12.2
12.4
12.6
10.8
10.5
10.1
9.9
3.9
4.0 4.3 4.4
End of Dec. 04 End of March 05 End of June 05 End of Sept. 05
Subscription fees Calling services On-line & Internet Services
26.9
26.7
26.8
Sequential ARPU increase for the second consecutive quarter
* See glossary
26.9

Home France:
Consumer Service - Subscription fees Revenues: +5.1% pf in 3Q05
27.5 27.4
27.2
27.1
27.4
3Q04 4Q04 1Q05 2Q05 3Q05
Total number of lines (including full unbundled lines)
Nb of lines excluding full unbundled lines
27.5 27.6 27.6 27.5 27.4
Number of lines (in millions)
Stabilisation of total number of lines (-0.3% yoy including unbundled lines)
-
Impact of full unbundling (342k full retail LLU at the end of September 2005)
Increase of monthly rental impact: + EUR127m in 9 months (EUR17m in 1Q,
EUR53m in 2Q and EUR57m in 3Q)
Confirmed growth of access related services revenues: +15% yoy
10.1
9.8
9.5
9.2
8.8
3Q04 4Q04 1Q05 2Q05 3Q05
Number of access
related services (in millions)
Stabilization of total number of access lines confirmed in 3Q

Home France
Consumer Services - Calling Services revenues: -11.9% pf in 3Q05
Consumer - Voice Market Share (PSTN)
69.8%
70.1%
70.9%
73.3%
73.8%
60.3%
59.4%
58.1%
57.9%
58.8%
3Q04 4Q04 1Q05 2Q05 3Q05
Local
LD
PSTN Traffic impacted by the development of VOIP
Market shares stabilised in 3Q05 versus 2Q05 thanks to the launch of new offers:
-
“Atout” launched in August (591k customers, including Unlimited launched in June)
Negative impact of fixed to mobile cuts (4.8% impact on total calling revenues in 3Q05)
Positive impact of new offers on market shares
Packages in % of total customers
41.0%
42.5%
42.4%
43.5% 43.6%
3Q04 4Q04 1Q05 2Q05 3Q05

Home France
Consumer Services - On Line Services revenues: +10.9% pf in 3Q05
56.3%
48.1%
49%
43.7%
41.7%
46.9% 47.2%
46.5%
46.8% 47.6%
3Q04 4Q04 1Q05 2Q05 3Q05
Net adds MS Market Share
* See glossary
Strongest ADSL retail market share of net adds (56.3%) since 2003
•
Almost 4 million ADSL customers (+335K customers in 3Q vs + 297K in 2Q)
•
Success of new broadband offers
Acceleration  of VoIP: 484 000 customers at the end of September 2005
1 million Livebox at the beginning of October (+57.8% vs 2Q05)
Strong success of Internet related services (Antispam…) revenues up 86.5% yoy
Acceleration of retail ADSL momentum
ADSL market share and net adds* France Telecom VoIP customers (000)
484
326
32
150
245
3Q 04 4Q 04 1Q 05 2Q05 3Q05

Home France
Carrier Services: 1,366m / -1.2% actual / –1.5% pro-forma
Carrier services
1,366 1,386
+34
+13
-48
-19
3Q04PF Domestic
Interconnection &
Unbundling & IP ADSL
Services to
Operators
Fixed to Mobile Other Revenues 3Q05
Domestic Others
Continuous impact of unbundling and wholesale in France
Revenue growth slowdown in 3Q05 for Domestic Carrier Services mainly due to LLU and interconnection tariffs reductions
Revenue growth with operators as a result of the boost program (hubbing)
Euros millions

Home Poland
778m / +1.3% actual, -7.9% pro-forma
Negative impact of fixed to mobile substitution
Growing access revenues due to New Tariff Plans and boosted growth in broadband revenues
Stabilisation of Fixed ARPU for New Tariff Plans
Ongoing strong increase in ADSL customer base (+116% yoy)
with almost 1 million customers at the end of September
Number of Fixed Lines (million)
11.2
11.3
11.3 11.4
11.3
11.3
11.4
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05
ADSL customers*  (000s)
980
888
793
631
453
3Q 04 4Q04 1Q05 2Q05 3Q05
New Fixed tariff plans and ADSL deployment
* See glossary

11.4
10.1
8.5
12.7
14.6
8.2
UK** Spain** Netherlands
9M04 9M05
Home ROW
475m / +20.3% actual / +7.6% pro-forma
* Annual rolling ARPU
** internet (Narrowband
+ Broadband) subscribers
Overall European ARPUs * (in euros)
442
253
430
826
528
489
UK Spain Netherlands
3Q 04 3Q 05
European Broadband customers (000s)
Total ROW Broadband customers up 64% yoy and total ROW DSL customers up 78% yoy
In Spain, 28% of Broadband customer base migrate to LLU
In the UK, strong increase of ADSL base, success of VoIP (> 50k customers) and of Livebox
(59k at the end of September)
In the Netherlands, focus on LLU roll-out and improvement of the quality of services
(VoIP and Livebox)
Continuous revenue growth driven by broadband

Enterprise Revenues: business transformation
towards IP and services
Continued development of IP Convergence
• Increasing demand for innovative IP services
• Voice migrations driven by Total Cost of Ownership
reduction, standardization and centralization
• Legacy data substitution
IT and Telecom convergence
• Security priorities
• Increasing complexity of IT infrastructure
• Increasing dependence of business objectives on
critical applications management capabilities
+60%
of IP-VPN
access (end
of period)
+ 10%
in 9M
Services
Revenues
yoy
+ 22%
Business
Everywheree
end users
(end of
period)
Fixed-mobile convergence
• Enable business from any location, securely,
seamlessly, 24*7, with any mobile device

Euros millions
712
638
838
790
589
567
-110 -116
3Q04 PF 3Q05
2,029 1,879
Eliminations
Global Services -3.7% +0.3%
Business Networks
in France + Other Bus.
Serv. In France
-5.7%
-4.7%
Fixed line
Telephony in France
-10.4% -9.3%
%
PF 3Q
%
PF 9M
Enterprise:
1,879m/ -7.4% actual / -7.4% pro-forma
Total -7.4% -5.7%
Ongoing impact of business transformation
-3.5%
-5.9%
-10.4%
% 3Q
actual
-7.4%

Enterprise:
Progress on Business Transformation in 3Q05
46%
63%
54%
37%
Q3 2004 Q3 2005
DSL LL
Access growth in volume
- France, 3Q05/3Q04 (EoP)
22%
25%
84%
Business
Everyhwere end
users
Oléane access IP VPN access
(excluding Oléane)
Migration towards DSL support on managed
Networks in France (EoP)
Outsourcing
+21%
In total Enterprise revenues
9M 2005 vs 9M 2004 PF
Enterprise Services revenues
(million Euros)
548
604
9m 04 PF
9m 05
+ 10%

293,0
326,4
Sept. 2004 Sept. 2005
Directories Revenues
293M / 5.7% actual / +2.1% pro-forma
PagesJaunes.fr audience (m of pages viewed)*
Number of on-line advertisers  (000s) – PagesJaunes.fr
36,5
50.0
Sept. 2004 Sept. 2005
*Source: Nielsen NetRatings **Gross data (before churn rate) between end Sept. 2004 and end Sept. 2005
+11.4%
+37%
Sept. 30, 2005 revenue figures in line with FY2005 objectives
Sustained commercial activity:
+15.8% growth in customer base,
all media combined, as at Sept. 30,
2005**
Revenue growth outperforming the
advertising market on comparable
publication basis:
• PagesJaunes in France: +5.4%
• QDQ Media in Spain: +13.3%
Increased online exposure as a
percentage of total YTD revenues:
• PagesJaunes in France: 30.8%
• QDQ Media in Spain: 14.5%

2,077
2,099
2,094
3Q04 3Q04 PF 3Q05
3Q 05: Labour costs
Labour costs*, m euros
Headcounts, end of period
-1.1%**
206,645 199,557
Headcounts trends:
(end of period) -3.4% yoy pro forma
-3.4% yoy
FT SA: -3.6% yoy pro forma
France: -3.4% yoy pro forma
International: -3.5% yoy pro forma
Volume effect: - 4.2%
Headcounts, FTE: -8,489
Mix effect: + 0.1%
Price effect: + 3.0%
Total effect: -1.1%
108,377 108,291
104,445
9M04 9M04PF 9M05
FTSA French Subsidiaries International
206,481
Ongoing control of labour costs
* See glossary
** on a pro-forma basis

1,382
1,402 1,453
11.8%
11.6%
3Q04 3Q04 PF 3Q05
commercial expenses % of sales
3Q 05: Non labour costs
External purchases
commercial expenses*, m euros
Focus on growth:
commercial expenses account for 27%
of total non labour costs
• 85% of commercial expenses relates
to Personal and 29% to Personal UK
3,580
3,750
3,872
3Q04 3Q04 PF 3Q05
Other non labour costs as a %
of revenues:
from 30.9% in 9M04 pro forma
to 30.4%
Other non labour costs, m euros
+3.3%
Ongoing improvement of productivity and efficiency in non labour costs
* See glossary

9M04
pro forma
9M05
actual
9M05/9M04
pro forma
Total Group CAPEX
3,290
4,116
+25.1%
% of revenues
9.3% 11.5%
o/w IT 801 797
-0.6%
o/w ADSL 136 145
+6.7%
o/w 2G - 3G and radio
access network
893 1,188
+33.1%
Euros in millions
3Q 05: CAPEX analysis (1)
CAPEX* by key item
* See glossary
Strong focus on broadband and mobile

3Q 05: CAPEX analysis (2)
1,403
1,557
1,157
1,898
1,173
1,186
884
11.4%
16.2%
9.9%
10.4%
7.9%
12.9%
10.0%
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05
+ 302
+400
FY05 objective maintained
Capex as % of revenues
Evolution of group Capex, m euros
- 154
- 13
Actual figures

42 Agenda 1 2 3 Key messages: France Telecom to date Revenues TOP 3Q 2005 figures Conclusion

43 Conclusion: France Telecom, October 2005 No need for major moves in Europe Towards enhanced shareholder remuneration Confident to deliver NExT Strong commercial success Profitablity on track

Contributive Consolidated Revenues: consolidated revenues excluding intra-group transactions
Pro forma figures: figures of the preceding period adjusted to reflect the same scope of consolidation and exchange rates as in the current period
Market Share of fixed line telephony in
France:
calculation based on traffic on the network or interconnected to the network of
France Telecom
ADSL activated lines: All ADSL lines in service by end of period including unbundled lines : "Ma Ligne ADSL" lines sold directly to the subscriber whatever his ISP + "IP ADSL" (option 5) and "ADSL Connect ATM" (option 3) lines sold directly or through other telcos to all ISPs to be integrated into the packages (ADSL+IP connectivity) + "Turbo DSL" lines specifically dedicated to large business accounts for their data transmission services + "Ma ligne TV" lines (TV through ADSL) and MaLigne
Visio (visiophony through ADSL) when sold without internet access.
Network Revenues for mobile services: include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services.
Mobile ARPU: Mobiles network revenues for the previous twelve months divided by Mobile weighted average customer base for the
12 month period.
Mobile Network revenues include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services. The mobiles weighted average customer base for the 12 months period is the average of the monthly average customer bases
(calculated as the sum of the opening and closing customer bases for the month divided by two). ARPU is quoted on a revenue per customer per year basis. Since January 1rst 2005, Orange France (mainland), as the other French mobile operators, exited from the
Bill & Keep system. The discontinuing use of the B&K system leads to an increase in Orange France ‘revenues, that receives revenues from other French mobile network operators for voice calls from their networks that terminate on Orange France’s mainland network as in some other market, in particular the United Kingdom.
Internet ARPU: ARPU (Monthly Average Revenue Per User): calculated by dividing year-to-date connectivity revenues by the weighted average number of Wanadoo customers during the same period. The weighted average number of Wanadoo customers during a period is the monthly average customer base for the period. The monthly average customer base is calculated as the sum of the opening and closing number of customers for the month divided by 2.
« HOME France Usage » ARPU: is calculated by dividing the average of the « Home Usage » monthly revenues, for the last twelve months period, by the weighted average customer base for the last twelve months period. The weighted average customer base, for the last twelve months period, is the average of the monthly average customer bases, which is calculated as the sum of the opening and closing customer bases for the month divided by two.
Glossary (1)

Glossary (2)
Mobile AUPU: Monthly average usage per user (AUPU) is defined as total usage (including outgoing traffic, incoming traffic and roaming) for the 12 previous months divided by the weighted average number of Orange Group's customers during the same period. AUPU is quoted in minutes on a usage per customer per month basis
Churn, the measure of customers leaving our networks, is calculated by dividing the total number of customers who disconnect or are treated as having disconnected from our network, voluntarily or involuntarily (excluding money-back returns and fraudulent connections), for the previous 12 months by the weighted average number of our customers during the same period. The way we compute churn differs between Personal UK and Personal France in the following ways:
For Personal UK, customers migrating between contract and prepaid products are  included in individual product churn but do not impact overall churn as they remain on the Orange UK network. Customer disconnections that occur either during the money-back guaranteed 14-day trial period or due to fraudulent connections are not included in churn. The
Company also excludes from churn those connections which, in its view, do not result in active customers, including those as a result of prepaid handset upgrades or the removal of handsets from the UK market. Prepaid customers are treated as having churned if they have not made any outgoing calls and have received less than four incoming calls in the last three months.
For Personal France, churn includes those customers leaving the Orange network, migrations between contract and prepaid products and those customers upgrading their handsets via an indirect channel. Prepaid customers are treated as having churned after eight months if they do not recharge their account during this eight-month period.

Glossary (3)
Gross operating margin (GOM): Revenues minus external purchases, operating costs (net of operating income) and wages and payroll expenses (labour costs). Labour costs presented in GOM do not include employee profit sharing and share-based payment.
Capex: acquisitions of intangible and tangible assets, excluding GSM, UMTS licences and investments financed under leasing agreements.
Opex: includes external purchases, operating costs (net of operating income) and labour costs.
Labour Costs: Labour costs presented in GOM do not include employee profit sharing and share-
based payment, and corresponds to the wages and payroll expenses only.
Commercial
expenses:
includes commissions, advertising and handsets
Operating working capital requirement: net stocks, operational receivables, prior to securitisation, operational payables (excl. fixed production)
Sourcing: implementation of a new purchasing policy at group level
FCF (Free Cash Flow): net cash provided by operating activities, less net cash used in investing activities. FCF does not take into account investment of cash in short term marketable securities
CF (Cash Flow) excluding asset disposals & minority buy-outs: Free cash flow, less net cash used in investing activities, less asset disposals, less investments in minority buy-outs. FCF does not take into account investment of cash in short term marketable securities.
Organic CF: Cash Flow, excluding assets disposals and minortiy buy-outd, after payment impact of
Equant CVR. Equant CVR have been reimbursed in 2H04.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 27, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information